UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9/A

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)

Black Box Corporation

(Name of Subject Company)

Black Box Corporation

(Name of Persons Filing Statement)

Common stock, $0.001 par value per share

(Title of Class of Securities)

91826107

(CUSIP Number of Class of Securities)

Ronald Basso

Executive Vice President, General Counsel & Secretary

1000 Park Drive

Lawrence, Pennsylvania 15055

(724) 746-5500

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications on Behalf of the Persons Filing Statement)

Copy to:

David A. Grubman

Jones Day

500 Grant Street

Pittsburgh, Pennsylvania 15219

(412) 394-7223

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) filed by Black Box Corporation, a Delaware corporation (the “Company”), with the Securities and Exchange Commission on November 21, 2018, relating to the offer by Host Merger Sub Inc. (a Delaware corporation and a wholly owned subsidiary of BBX Inc., a Delaware corporation and a wholly owned subsidiary of BBX Main Inc., a Delaware corporation and a wholly owned subsidiary of AGC Networks Pte. Ltd., a company organized under the laws of Singapore) to purchase any and all of the outstanding shares of the Company’s common stock, par value $0.001 per share, at a purchase price of $1.10 per share, net to the holder thereof, in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 21, 2018 (incorporated by reference in the Schedule 14D-9 as Exhibit (a)(1)(A)), as amended or supplemented from time to time, and in the related Letter of Transmittal (incorporated by reference in the Schedule 14D-9 as Exhibit (a)(1)(B)), as amended or supplemented from time to time.

Except to the extent amended and supplemented by this Amendment, the information in the Schedule 14D-9 remains unchanged. Capitalized terms used, but not otherwise defined, in this Amendment have the meanings ascribed to them in the Schedule 14D-9.

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(P)	CEO Letter to Stockholders, dated December 24, 2018.

Signature. After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BLACK BOX CORPORATION

By:	/s/ DAVID J. RUSSO
Name:	David J. Russo
Title:	Executive Vice President, Chief Financial Officer and Treasurer (Principal Accounting Officer)

Date: December 26, 2018

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